Exhibit 13.8

Advertisement: Monogram 15 Sec TVC 'What is Monogram_' Draft 2

Duration: 15 Seconds

Narrator: “What* are Monogram implants made of? They're made of 1 part advanced imaging, 2 parts 3D printed medical-grade titanium alloy, 3 parts super sweet surgical robotics, and 4 parts mega nerds that care about people. And if you're thinking, heck yeah**! then visit thebonebot.com to learn more about monogram today.

* Testing the waters disclaimer